Exhibit 16.1

[DELOITTE & TOUCHE LLP LETTERHEAD]

September 26, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of 99 Cents Only Stores Form 8-K dated September 14, 2005, and have the following comments:

1.     We agree with the statements made in the first and third sentences of the first paragraph, the second and third paragraphs and paragraphs five through sixteen. However, we have not read the information included in Exhibit 99.1 and therefore have no basis on which to agree or disagree with the statements made therein.

2.     We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph and the fourth paragraph.

Yours truly,

Deloitte & Touche LLP